Exhibit 1

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE

For Immediate Release

TSX: DML, NYSE MKT: DNN

Currency: CAD$

DENISON MINES CORP. ANNOUNCES AGREEMENT

TO ACQUIRE JNR RESOURCES INC.

Toronto, ON, November 14, 2012 — Denison Mines Corp. (“Denison”) and JNR Resources Inc. (“JNR”) are pleased to announce the signing of an acquisition agreement (the “Acquisition Agreement”) pursuant to which Denison will offer to acquire all of the issued and outstanding common shares of JNR (the “JNR Shares”) by way of a friendly take-over bid (the “Offer”). Under the terms of the Offer, JNR shareholders will receive 0.073 of a Denison common share (a “Denison Share”) for each JNR Share deposited under the Offer, provided that no fractional Denison Shares will be issued (the “Exchange Ratio”). The Offer represents a premium of 53% based on the 20-day volume weighted average share prices of both companies on the TSX and the TSX-V as of November 13, 2012, and a 55% premium to the closing prices immediately prior to announcement. The Offer values JNR at approximately $10 million. Upon completion of the transaction, shareholders of JNR will own 2.0% of Denison.

The board of directors of JNR, after consulting with its financial and legal advisers, has unanimously approved entering into the Acquisition Agreement and unanimously recommends that JNR shareholders tender their shares pursuant to the Offer. JNR’s board of directors has received a fairness opinion from its financial advisor that the consideration offered by Denison for the JNR Shares under the Offer is fair, from a financial point of view, to JNR shareholders. In addition, in conjunction with the Acquisition Agreement, certain directors and officers of JNR are entering into lock-up agreements with Denison, which together represents approximately 4.5% of the issued and outstanding JNR Shares.

“We believe that the acquisition of JNR is a logical consolidation step for Denison and advances our goal to become the preeminent exploration company in the Athabasca Basin.” commented Lukas Lundin, Chairman of Denison.

“JNR is excited to combine with long-time multiple joint-venture partner, Denison. We believe this transaction provides our shareholders with excellent value for our current assets, along with continued exposure to future exploration success.” said Rick Kusmirski, President & Director of JNR.

Transaction Benefits to JNR Shareholders

•	Substantial premium to JNR shareholders; above market, 53% premium to JNR shareholders on a 20-day volume weighted average price basis as of November 13, 2012

•	Denison is an established explorer and operator in the Athabasca Basin, with a strong track record of success

•	Exploration synergies, including 6 current Joint Ventures with Denison on properties in the Athabasca Basin

•	JNR shareholders to benefit from Denison’s strong balance sheet, capital market presence and the ability to fund future exploration programs

Transaction Summary

Denison expects to acquire JNR by way of a take-over bid whereby Denison will offer to acquire all of the issued and outstanding JNR Shares on the basis of 0.073 Denison Shares for each JNR Share deposited under the Offer. As part of this transaction, Denison also intends to offer replacement warrants and options to holders of outstanding JNR warrants and options on similar terms as adjusted by the Exchange Ratio.

The Acquisition Agreement provides for, among other things, a non-solicitation covenant on the part of JNR, a right in favour of Denison to match any superior proposal and a termination fee of $325,000 payable to Denison in certain circumstances, including if JNR accepts a superior proposal.

The Offer is expected to be made pursuant to a take-over bid circular and related documents are to be mailed to JNR shareholders in accordance with applicable laws (all subject to the terms and conditions of the Acquisition Agreement). The Offer will be open for acceptance for a period of not less than 35 days from its commencement and may be extended from time to time. The Offer will be subject to customary conditions, including, among other things, at least two-thirds of the JNR Shares being deposited under the Offer, receipt of requisite regulatory consents and the absence of a material adverse change with respect to JNR.

Concurrently with the execution of the Acquisition Agreement, Denison and JNR have entered into an unsecured loan agreement (the “Loan Agreement”) pursuant to which Denison will advance $350,000 (the “Principal”) to JNR. The Principal shall be payable in full on the termination of the Acquisition Agreement by either party thereto for any reason at any time (the “Due Date”). Upon and after the Due Date and until the Principal is repaid in full, interest shall be calculated on the Principal outstanding at the rate of 5% per annum.

Haywood Securities Inc. is acting as financial advisor to Denison, while Toll Cross Securities Inc. is acting as financial advisor to JNR. Cassels Brock & Blackwell LLP is acting as legal advisor to Denison and Maitland & Co. is acting as legal advisor to JNR.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any securities of Denison or JNR. Such an offer may only be made pursuant to a take-over bid circular and related documents filed with the securities regulatory authorities in Canada. Denison intends to file a take-over bid circular with Canadian provincial securities regulators. Denison also intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-8 which will include the take-over bid circular. Investors and security holders are urged to read the take-over bid circular and related documents regarding the proposed transaction referred to in these documents when they become available, because they will contain important information. Investors may obtain a free copy of the take-over bid circular, when it becomes available, and other documents filed by Denison with the Canadian provincial securities regulators on SEDAR at www.sedar.com, and with the SEC at the SEC’s website at www.sec.gov. The take-over bid circular and related documents may also be obtained for free, once they have been mailed, on Denison’s website. Free copies of any such documents could also be obtained by directing a request to Denison at 595 Bay Street, Suite 402, Toronto, Ontario, Canada, M5G 2C2.

Additional Information

Additional information about Denison is available on Denison’s website at www.denisonmines.com or under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Denison

Denison Mines Corp. is a uranium exploration and development company with interests in exploration and development projects in Saskatchewan, Zambia and Mongolia. As well, Denison has a 22.5% ownership interest in the McClean Lake uranium mill, located in northern Saskatchewan, which is one of the world’s largest uranium processing facilities. Denison’s exploration project portfolio includes the world-class Phoenix deposit located on its 60% owned Wheeler River project also in the Athabasca Basin region of Saskatchewan.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (DES) division. Denison is also the manager of Uranium Participation Corporation (TSX-U), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride.

For further information contact:

Ron Hochstein (416) 979-1991, Extension 232

President and Chief Executive Officer

James R. Anderson (416) 979-1991, Extension 372

Executive Vice President and Chief Financial Officer

Forward-Looking Statement

The preceding includes forward looking statements, including statements regarding our ability to complete the Offer and the repayment of the Principal under the Loan Agreement, which involves known and unknown risks and uncertainties which may not prove to be accurate. Actual results and outcomes may differ materially from what is expressed or forecasted in these forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Among those factors which could cause actual results to differ materially are the following: uncertainties as to the timing of the Offer and satisfaction of the conditions thereto, market conditions and other risk factors listed from time to time in our reports filed with Canadian and U.S. securities regulators on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml .